SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                                (Amendment No. 2)

                    Under the Securities Exchange Act of 1934


                          Telscape International, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    730749108
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                               Darryl B. Thompson
                                TSG Capital Group
                          177 Broad Street, 12th Floor
                               Stamford, CT 06901
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                    Copy to:


                             Kathleen A. Walsh, Esq.
                              Mayer, Brown & Platt
                                  1675 Broadway
                            New York, New York 10019


                                February 5, 2001
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Statement)



           If the filing person has previously filed a statement on
           Schedule 13G to report the acquisition which is the subject of this Statement because of Rule 13d-1(b)(3) or (4), check the following: ( )

                                  SCHEDULE 13D

CUSIP No.     730749108                                        Page 2 of 6 pages


(1)     NAMES OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

TSG Capital Fund III, L.P.
--------------------------------------------------------------------------------
(2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                    (a)    ( )
                                                                    (b)    ( )
--------------------------------------------------------------------------------
(3)     SEC USE ONLY
--------------------------------------------------------------------------------
(4)     SOURCE OF FUNDS

               (See response to Item 3)
--------------------------------------------------------------------------------
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

        (  )
--------------------------------------------------------------------------------
(6)     CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------
          NUMBER OF                              (7)  SOLE VOTING POWER
           SHARES
        BENEFICIALLY                                  7,459,644
          OWNED BY                               -------------------------------
            EACH                                 (8)  SHARED VOTING POWER
         REPORTING
           PERSON                                     none
            WITH                                 -------------------------------
                                                 (9)  SOLE DISPOSITIVE POWER

                                                      7,459,644
                                                 -------------------------------
                                                 (10) SHARED DISPOSITIVE POWER

                                                      none
--------------------------------------------------------------------------------
(11)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        7,459,644
--------------------------------------------------------------------------------
(12)    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (  )
--------------------------------------------------------------------------------
(13)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

        13.2%
--------------------------------------------------------------------------------
(14)    TYPE OF REPORTING PERSON

        PN
--------------------------------------------------------------------------------

Item 1.   Security and Issuer.
          -------------------

ITEM 1 IS HEREBY AMENDED AND RESTATED IN ITS ENTIRETY AS FOLLOWS:

         This statement on Schedule 13D (the "Statement") relates to the Class E Convertible Senior Preferred Stock, par value $0.01 per share, the Class G Senior Preferred Stock, par value $0.01 per share, and warrants to purchase shares of Common Stock, par value $0.001 per share, of Telscape International, Inc., a Texas corporation (the "Company"), which has its principal executive offices at 1325 Northmeadow Parkway, Suite 110, Roswell, GA 30076.

         The original Schedule 13D (the "Original Schedule 13D") and Amendment No. 1 to the Original Schedule 13D (the "Amendment No. 1") to which this Amendment relates were filed with the Securities and Exchange Commission on November 2, 1999 and January 23, 2001, respectively, and are incorporated by reference herein.


Item 2.   Identity and Background.
          -----------------------

ITEM 2 IS HEREBY AMENDED AND RESTATED IN ITS ENTIRETY TO READ AS FOLLOWS:

         (a) This statement is being filed on behalf of TSG Capital Fund III, L.P., a Delaware limited partnership (hereinafter referred to as the "Investment Partnership"). The sole general partner of the Investment Partnership is TSG Associates III, L.P., a Delaware limited partnership (the "General Partner"). The sole general partner of the General Partner is TSG Associates III, L.L.C., a Delaware limited liability corporation. Darryl B. Thompson ("Thompson") is a managing member of TSG Associates III, L.L.C. and a director of the Company. The Investment Partnership, the General Partner, TSG Associates III, L.L.C. and Thompson, sometimes are collectively referred to herein as the "TSG Persons."

         (b) The principal business address of each of the TSG Persons is c/o TSG Capital Group, 177 Broad Street, 12th Floor, Stamford, Connecticut 06901.

         (c) The Investment Partnership and the General Partner are principally engaged in the investment business. Thompson is principally employed by the TSG Persons.

         (d) During the last five years none of the TSG Persons has been convicted in a criminal proceeding required to be reported in accordance with
Item 2(d) of Schedule 13D.

         (e) During the last five years none of the TSG Persons has been a party to a civil proceeding required to be reported in accordance with Item 2(e) of
Schedule 13D.

         (f) Thompson is a citizen of the United States.

Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

ITEM 3 IS HEREBY AMENDED AND RESTATED IN ITS ENTIRETY TO READ AS FOLLOWS:

         The consideration used for the issuance of the Convertible 12% Promissory Note (as described in Item 4, the "Note") consisted of $20,000,000 in cash.

         The Class G Senior Preferred Stock, par value $0.01 per share, of the Company (the "Class G Preferred Stock") and the warrants purchased concurrently therewith were purchased by the Investment Partnership in two closings, on December 8, 2000 and February 5, 2001, respectively, for an aggregate purchase price of $8,000,000. The consideration used in the December 2000 closing to purchase the Class G Preferred Stock and the warrants purchased concurrently therewith consisted of $5,000,000 in cash. The consideration used in the February 2001 closing to purchase the Class G Preferred Stock and the warrants purchased concurrently therewith consisted of $3,000,000 in cash.


Item 4.   Purpose of Transaction.
          ----------------------

ITEM 4 IS HEREBY AMENDED AND RESTATED IN ITS ENTIRETY TO READ AS FOLLOWS:

         On September 9, 1999, the Investment Partnership entered into a Securities Purchase Agreement (the "Original Purchase Agreement" a copy of which is attached to the Original Schedule 13D as Exhibit A thereto and is incorporated by reference herein) whereby the Investment Partnership agreed, subject to the terms and conditions of the Original Purchase Agreement, to loan $20,000,000 to Pointe Communications Corporation, a Nevada corporation ("PCC"), in exchange for which the Investment Partnership was issued the Note. The Note was converted on December 31, 1999 in accordance with its terms, into 6,667 shares of PCC's Class B Convertible Senior Preferred Stock, par value $0.01 per share (the "PCC Class B Preferred Stock") and warrants (the "PCC Warrants") to purchase shares of Common Stock, par value $0.00001 per share, of PCC.

         On June 2, 2000, PCC merged with and into the Company (the "Merger Closing Date"). On the Merger Closing Date (i) the 7,267 shares of PCC Class B Preferred Stock owned by the Investment Partnership were exchanged for 7,267 shares of Class E Convertible Senior Preferred Stock, par value $0.01 per share, of the Company (the "Class E Preferred Stock") and (ii) the PCC Warrants were exchanged for warrants (the "Class E Warrants") to purchase shares of the Common Stock, par value $0.001 per share, of the Company (the "Common Stock"). The Class E Preferred Stock is convertible at any time at the option of the holder into shares of Common Stock, which initially shall be 2,784,424 shares of Common Stock. The Class E Warrants are exercisable at any time for an aggregate of 1,915,831 shares of Common Stock.

         On December 8, 2000, the Investment Partnership and the Company entered into a Securities Purchase Agreement (the "Class G Purchase Agreement" a copy of which is attached as Exhibit A hereto and is incorporated by reference herein), whereby the Investment Partnership agreed, subject to the terms and conditions contained in the Class G Purchase Agreement, to purchase 50,000 shares of the Class G Senior Preferred Stock, par value $0.01, of the Company (the "Class G Preferred Stock") and warrants to purchase shares of the Company's Common Stock (the "Class G Warrants"). The Class G Warrants are exercisable at any time following their issuance for an aggregate of 1,600,000 shares of Common Stock. Upon satisfaction of certain terms and conditions, the Investment Partnership agreed, subject to the terms and conditions contained in the Class G Purchase Agreement, to purchase an additional 30,000 shares of the Class G Preferred Stock and Class G Warrants.

         On  February  5,  2001,  in  accordance  with the  terms of the Class G
Purchase Agreement and following the satisfaction of certain terms and conditions by the Company, the Investment Partnership purchased an additional 30,000 shares of Class G Preferred Stock and Class G Warrants. The Class G Warrants are exercisable at any time following their issuance for an aggregate of 2,560,000 shares of Common Stock.

         The Class E Preferred Stock and the Class G Preferred Stock each have the rights and preferences set forth in the Company's Certificate of Designation of Class E Preferred Stock (the "Class E Certificate") and Certificate of Designation of Class G Preferred Stock (the "Class G Certificate"). The Class E Certificate, a copy of which is attached to Amendment No. 1 as Exhibit B and is incorporated by reference herein, and the Class G Certificate, a copy of which is attached to Amendment No. 1 as Exhibit B and is incorporated by reference herein, were filed with the Secretary of State of the State of Texas on June 2, 2000 and December 8, 2000, respectively.

         The terms of the Class E Preferred Stock entitle each holder of such stock to that number of votes equal in the aggregate to the number of votes to which the number of whole shares of Common Stock into which such shares of Class E Preferred Stock held by such holder are convertible would be entitled, at each meeting of the shareholders of the Corporation with respect to any and all matters presented to the shareholders for their action or consideration. Each holder of Class E Preferred Stock shall be entitled to receive when and as declared by the board, out of funds legally available therefor, cumulative dividends, in preference and priority to dividends on any junior stock and pari passu with dividends on the Class D Preferred Stock. In the event of liquidation the holders thereof shall be entitled to be paid an amount equal to $3,000.00 per share of the Class E Preferred Stock plus an amount equal to all accumulated and unpaid dividends on such share of Class E Preferred Stock since the Original Issue Date thereof (as such term is defined in the Class E Certificate) as of such time of determination.

         The terms of the Class G Preferred Stock entitle each holder of such stock to one vote per share of Class G Preferred Stock held at each meeting of the shareholders of the Company with respect to any and all matters presented to the shareholders for their action or consideration. Each holder of Class G Preferred Stock shall be entitled to receive when and as declared by the board, out of funds legally available therefor, cumulative dividends at a rate of 15% per annum from the Original Issue Date (as such term is defined in the Class G Certificate) through the third anniversary of the such issuance, and, thereafter, at a rate of 20% per annum, in preference and priority to dividends on all junior stock. In the event of liquidation the holders thereof shall be entitled to be paid an amount equal to $100.00 per share of the Class G Preferred Stock plus an amount equal to all accumulated and unpaid dividends on such share of Class G Preferred Stock since the Original Issue Date thereof (as such term is defined in the Class G Certificate) as of such time of determination.

         Under the terms of the Original Purchase Agreement and the Class E Certificate, the Investment Partnership has the right to designate one nominee to serve on the Board of Directors of the Company (the "Board of Directors"). The Investment Partnership designated, and the Company appointed Thompson to the Board of Directors. Pursuant to the terms of the Class G Purchase Agreement and the Class G Certificate, the Company has expanded the Board of Directors from nine to twelve members, and the Investment Partnership has the right to designate two additional nominees to serve on the Board of Directors.

         The terms of the Class E Warrants and the Class G Warrants (sometimes referred to herein as the "Warrants") are substantially similar. The Class E Warrants and the Class G Warrants each expire on the fifth anniversary of their original issuance dates, December 31, 2004, and December 6, 2005, respectively. In addition, the Warrants are subject to certain adjustments, including adjustments for payments of dividends or distributions and adjustments for certain dilutive issuances of Common Stock and convertible securities. The Warrants contain provisions providing for an optional cashless exercise and certain anti-dilution provisions which could increase the number of shares of Common Stock purchasable upon exercise of the Warrants in the event of certain future dilutive issuances of Common Stock or convertible securities. Other adjustments are applicable in the event of certain dividends, stock splits, mergers or reclassifications. The Class E Warrants are substantially in the form attached to the Original Schedule 13D as Exhibit D and incorporated by reference herein. The Class G Warrants are in the form attached to Amendment No. 1 as Exhibit C and incorporated by reference herein.

         The acquisition of the Company's securities has been made by the Investment Partnership for investment purposes. Although the Investment Partnership has no present intention to do so, the Investment Partnership may, in addition to those purchases contemplated above, make purchases of the Company's securities either in the open market or in privately negotiated transactions, including transactions with the Company, depending on an evaluation of the Company's business prospects and financial condition, the market for the securities, other available investment opportunities, money and stock market conditions and other future developments. Depending on these factors, the Investment Partnership may decide to sell all or part of its holdings of the Class E Preferred Stock, Class G Preferred Stock and the Warrants in one or more public or private transactions.

         Except as set forth in this Item 4, the Investment Partnership has no present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. However, the Investment Partnership reserves the right to propose or participate in future transactions which may result in one or more of such actions, including but not limited to, an extraordinary corporate transaction, such as a merger, reorganization or liquidation, of a material amount of assets of the Company or its subsidiaries, or other transactions which might have the effect of causing the Company's Common Stock to cease to be listed on a national securities exchange or causing the Common Stock to become eligible for termination of registration, under Section 12(g) of the Exchange Act.

         The foregoing summary of the provisions of the Note, Class E Preferred Stock, Class G Preferred Stock and the Warrants do not purport to be complete, and are qualified in their entirety by reference to the Original Purchase Agreement, the Amendment No. 1, the Class G Purchase Agreement and the
Certificates  attached as exhibits to the Original  Schedule  13D and  Amendment
No.1.


Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

         The Investment Partnership is deemed to be the beneficial owner of an aggregate 7,459,644 shares of the Company's Common Stock. The Investment Partnership's deemed beneficial ownership represents approximately 13.2% of the Company's outstanding Common Stock. Except as set forth in Item 4, the Investment Partnership has sole voting power and dispositive power with respect to its shares of Common Stock. The Investment Partnership is the record holder of 7,788 shares (which includes shares issued on September 30 and December 31 as stock dividend) of the Class E Preferred Stock and 80,512 shares of Class G Preferred Stock (which includes shares issued on December 31 as stock dividend).

         Except as set forth in this Statement, neither TSG nor its Officers have affected any transactions in shares of Common Stock during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
          --------------------------------------------------------

         Reference is made to the information disclosed under Items 3 and 4 of this Statement which is incorporated by reference in response to this Item. In addition to such information, the following contracts, arrangements, understandings or relationships are reported hereunder.

         Each of the Original Purchase Agreement and the Class G Purchase Agreement (sometimes referred to as the "Purchase Agreements") provide that the Investment Partnership shall have access to the records of the Company and that the Company shall furnish its financial reports to the Investment Partnership. Under the Purchase Agreements, the Company covenants that it shall, among other things, pay its taxes and preserve its corporate existence.

         Pursuant to the Purchase Agreements, each holder of Class E Preferred Stock and Class G Preferred Stock shall be entitled to a preemptive right, subject to certain exceptions, to purchase a proportionate share of any new securities to be issued and sold by the Company equal to the proportionate share of Common Stock underlying the Warrants held by the Investment Partnership on a fully-diluted basis.

         The Certificate sets forth additional rights and privileges of each of the classes of the preferred stock of the Company. More specifically, the Certificate sets forth, where applicable, voting rights, rights to dividends, liquidation preferences, rights of redemption and exchange rights.

         The  Company  and  the  Investment  Partnership  have  entered  into  a
Registration Rights Agreement in respect of the Class E Preferred Stock (the "Class E Registration Rights Agreement" attached as Exhibit E to the Original
Schedule 13D and incorporated by reference herein) and a Registration Rights Agreement in respect of the Class G Preferred Stock (the "Class G Registration Rights Agreements" attached to Amendment No. 1 as Exhibit D and incorporated by reference herein). The terms of the Class E Registration Rights Agreement and the Class G Registration Rights Agreement are substantially similar and are sometimes referred to collectively herein as the "Registration Rights Agreements". Each of the Registration Rights Agreements grants the holders of Class E Preferred Stock, Class E Warrants and Class G Warrants, respectively, the right, on up to three occasions, to require the Company to register under the Securities Act of 1933, as amended, all or any portion of the Common Stock issuable upon conversion of the Class E Preferred Stock, the exercise of the Class E Warrants and/or Class G Warrants (collectively, the "Registrable Securities") for sale in a public offering. The Company will also be entitled to sell Common Stock in such registration for its own account unless the underwriters of such offering believe that such inclusion would adversely affect the success of the proposed offering by the Investment Partnership. In addition, the Investment Partnership will have the right to require the Company to file a shelf registration for an offering of the Registrable Securities on a continuous basis.

         Under the terms of the Registration Rights Agreements, if the Company at any time seeks to register any of its equity securities under the Securities Act for sale to the public, then the Company must include, at the Investment Partnership's request, the Investment Partnership's Registrable Securities in such registration statement. Notwithstanding the foregoing, in connection with any offering involving an underwriting of securities being issued by the Company, the Company will not be required to include any of the Investment Partnership's Registrable Securities therein unless the Investment Partnership accepts and agrees to the terms of the underwriters selected by the Company, and then only in such quantity as will not, in the opinion of the underwriters, adversely affect the proposed offering by the Company.



                                    SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


Dated: February 28, 2001

                                    TSG Capital Fund III, L.P.

                                    By: TSG Associates III, L.P.,
                                    its General Partner

                                    By:   TSG Associates III, L.L.C.,
                                    its General Partner

                                    By:   /s/
                                          --------------------------------------
                                          Name:  Darryl B. Thompson
                                          Title: Managing Member